# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: SEQUANS COMMUNICATIONS, CIK 0001383395
CUSIP: 817323306
Title of class of securities: Ordinary Shares, nominal value EUR0.01 per share
Address of issuer's principal executive offices: 15-55 BLVD CHARLES DE GAULLE, LES PORTES DE LA DEFENSE, Colombes, France (I0), 92700
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001317904

## Reporting persons
- Oasis Management Company Ltd.: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 141,131,590; sole dispositive power 0; shared dispositive power 141,131,590; aggregate amount beneficially owned 141,131,590 (8.6% of the class)
- Seth Fischer: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: Germany (2M); sole voting power 0; shared voting power 141,131,590; sole dispositive power 0; shared dispositive power 141,131,590; aggregate amount beneficially owned 141,131,590 (8.6% of the class)

## Item 1. Issuer
Name of issuer: SEQUANS COMMUNICATIONS
Address of issuer's principal executive offices: 15-55 Boulevard Charles de Gaulle, 92700, Colombes, France

## Item 2. Person Filing
Name of person filing:
This statement is filed by:
i. Oasis Management Company Ltd., a Cayman Islands exempted company ("Oasis Management" or the "Investment Manager"), with respect to the ordinary shares, nominal value EUR0.01 per share ("Ordinary Shares") of Sequans Communications S.A. (the "Company") held by Oasis Investments II Master Fund Ltd. (the "Oasis Fund"); and

ii. Seth Fischer ("Mr. Fischer"), responsible for the supervision and conduct of all investment activities of the Investment Manager, including all investment decisions with respect to the assets of the Oasis Fund, with respect to the Ordinary Shares held by the Oasis Fund.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons."

The filing of this statement should not be construed as an admission that any of the Reporting Persons is, for the purposes of Section 13 of the Securities Exchange Act of 1934, the beneficial owner of the securities reported herein.

There is no CUSIP number assigned to the Ordinary Shares. CUSIP number 817323306 has been assigned to the American Depositary Shares ("ADSs") of the Company. Each ADS represents 10 Ordinary Shares.
Address of principal business office or, if none, residence: The address of the business office of Oasis Management is 4th Floor Anderson Square, 64 Shedden Road, P.O. Box 10324 Grand Cayman, Cayman Islands KY-1103. The address of the business office of Mr. Fischer is c/o Oasis Management (Hong Kong) 25/F, LHT Tower, 31 Queen's Road Central, Central, Hong Kong.
Citizenship: Oasis Management is a Cayman Islands exempted company. Mr. Fischer is a citizen of Germany.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
The information required by Item 4(a) is set forth in Row 9 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

The percentages set forth in this Schedule 13G are calculated based upon an aggregate of 1,648,032,862 Ordinary Shares outstanding, which is the sum of: (i) 255,175,722 Ordinary Shares as of June 22, 2025, as reported in Exhibit 10.1 to the Company's Report of Foreign Private Issuer on Form 6-K/A filed with the Securities and Exchange Commission (the "SEC") on June 23, 2025, and (ii) 1,392,857,140 Ordinary Shares issued in the private placement as described in Exhibit 99.1 to the Company's Report of Foreign Private Issuer on Form 6-K filed with the SEC on June 23, 2025.
Percent of class: 8.6%
Sole power to vote or to direct the vote: The information required by Item 4(c)(i) is set forth in Row 5 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by Item 4(c)(ii) is set forth in Row 6 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by Item 4(c)(iii) is set forth in Row 7 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by Item 4(c)(iv) is set forth in Row 8 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: See Item 2(a).

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 99.1: Joint Filing Agreement

## Signatures
- Oasis Management Company Ltd.: /s/ Phillip Meyer, Phillip Meyer, Director (08/14/2025)
- Seth Fischer: /s/ Seth Fischer, Seth Fischer, individually (08/14/2025)